SALE AND PURCHASE AGREEMENT

This Agreement is made and entered on the Effective Date by and between Town Oil Company, Inc., and its subsidiaries, (Seller) and Treaty Energy Corporation, a Nevada corporation (Buyer).

In consideration of the mutual covenants and Agreements contained herein, the sufficiency and adequacy of which are mutually acknowledged, the parties agree as follows:

1. Sale of Property. Seller is the owner of the working interest in oil and gas leases described in Exhibit A attached hereto (the "Leases"). Seller agrees to sell the leases in current condition together with all of its right, title and interest in and to all rights, privileges and easements appurtenant thereto, to Buyer for the sum of Six Million Dollars ($6,000,000.00) including all production equipment hereafter called personal property now in place on the Leases. The purchase price is due as follows: Three Million Dollars ($3,000,000.00) shall be paid in collected funds at closing. The balance of Three Million ~~Thousand~~ Dollars ($3,000,000.00) shall be paid as set forth below in paragraph 4. RMT JRN

2. Assignment form. Seller shall at closing assign to Buyer in "as is" condition all its right, title and interest in the Leases.

3. Bill of Sale Form. This purchase Agreement shall include an "as is" assignment of all personal property, to include fixtures and improvements, currently located on the Leases and used or useable in connection with oil and gas exploration, development and production activities. Seller shall at closing transfer title to the said personal property by executing a bill of sale to all of said personal property.

4. Second Mortgage Lien, Security Agreement and Financing Statement. Notwithstanding any other provision set forth in this Agreement and independent thereof Buyer shall at closing execute a Second Mortgage Lien, Security Agreement and Financing Statement in the form attached to this Agreement marked Exhibit B and covering the Leases listed thereon. Said Second Mortgage Lien, Security Agreement and Financing Statement shall be subject only to a first lien resulting from a first purchase money mortgage. Payments for the balance owed commencing at closing and payable commencing exactly one month following the date of closing and continuing thereafter on the same day of each succeeding month until the full principal sum of Three Million Dollars $3,000,000.00 is paid to Seller. Monthly payments shall be based and calculated as 5 % of the average price of actual oil sold from the Leases for the preceding month. For instance, if the average price of oil sold is $100.00 per barrel and the percent to be applied is five percent (5%) then the monthly payment would be Five Dollars ($5.00) for each $100.00 of oil sold. If the total monthly sales equal 4,500 barrels (150 barrels per day X 30 days) and the sale price is $100.00 per barrel (total sales equal $450,000) then the monthly payment would be $22,500.00 ($450,000 X 5% = $22,500). All payments shall be first credited to interest at the rate of 3 % pr annum and the balance, if any to principal reduction.

5. Closing. Closing shall be as hereafter provided but prior to December 31, 2009, at 10:00 at the law office of Anderson & Byrd, LLP, Ottawa, Kansas 66067, at a time mutually agreeable. Buyer shall deliver to Seller the full payment of Three Million Dollars ($3,000,000.00) in collected funds at closing and shall also deliver to Seller a fully executed First Mortgage Lien, Security Agreement and Financing Statement to Seller along with a promissory note in the amount of Three Million Dollars ($3,000,000.00). Said unpaid balance shall carry interest on the unpaid balance owed from time to time at 3 % per annum. All lease assignments and bills of sale shall be subject to the retained right of Seller to restrict the re-sale by the Buyer of any of the Leases until the full purchase price is paid. Any attempt by Buyer to sell or otherwise transfer said leases to third parties shall be void without the written consent of the Seller. Seller retains the right to unconditionally withhold such consent.

6. Consulting Services. Seller agrees to make available to Buyer on a reasonable basis one of its principals upon reasonable advance notice and at reasonable times to consult with Buyer in the further development of the Leases. Seller shall be relieved of such consulting obligation upon the default by Buyer of any term or condition of this Agreement including but not limited to the financing terms herein determined. Additionally, Seller shall have the right without request of Buyer to offer unsolicited advise concerning further development of the Leases. When the full payment required by this Agreement is paid by Buyer Seller shall have no further duty for consulting services to Buyer. Buyer shall release and hold harmless Seller from any liability loss incurred by Buyer in following Sellers advise.

7. Seller Contingency. Seller has agreed to use its best efforts to increase the total production level for the Leases between 135 and 155 barrels per day. Seller shall have the right to elect the method by which such increased production should occur. Seller may, but shall not be required, to drill new wells or bring formerly abandoned wells back into production to reach the 135 to 155 barrel daily production requirement. If however, Seller should elect to drill a new well or rework existing wells then Buyer agrees to pay Sellers additional compensation. For such work Buyer shall pay Seller Twenty Five Thousand Dollars ($25,000 .00) for each producing well and Twenty Thousand Dollars ($20,000.00) for each injection well. These sums shall be due and payable at closing. Once the 135 to 155 barrel per day production level has been obtained Seller shall give notice to Buyer and Buyer shall have 30 days to complete its inspections and perform such due diligence as it desires. Closing shall occur on the 31st day following the date of notice at which time closing shall take place or this Agreement shall terminate. During the 30 day due diligence period Buyer shall deposit with Miami County Title Company marketable shares of Treaty Energy Corporation common stock in value equal to Three Hundred Thousand Dollars ($300,000.00). The Three Hundred Thousand ($300,000.00) in stock shall be considered as the down payment earnest money which shall be non-refundable to Buyer (regardless of the reason or reasons that closing does not occur). At closing, said stock shall be redeemed by Buyer from the escrow by payment of the total cash sum of Three Million Dollars ($3,000,000.00). Upon receipt of the cash sum of Three Million Dollars ($3,000,000.00) the stock shall be released from escrow and delivered to Buyer. During the executory period of this Agreement Buyer agrees to not take any action which would cause the stock of said Buyer to become unmarketable or reorganize its business to lower the value of said stock.

8. Perfection of Lien. The Second Mortgage Lien, Security Agreement and Financing

Statement required to be executed by Buyer in favor of Seller shall be recorded in the Office of the Register of Deeds for each county where a leasehold interest covered by this Agreement may be situated. The cost of recording and the payment of mortgage registration tax to the state of Kansas shall be paid by the Buyer.

9. New Wells. Buyer agrees to drill no less than seventy five (75) wells per year and put each well into production until the purchase price is paid in full. Each new well so drilled shall become a part of the lease on which it is drilled.

10. Title to the Leases. Seller shall have sixty days at Seller's cost to correct any title defect which may be found in the title to any leasehold interest covered by this Agreement.

11. Default. In the event default by Buyer, Buyer shall lose the Three Hundred Thousand Dollar ($300,000.00) earnest money deposit and Miami County Title Company shall pay the said Three Hundred Thousand Dollar ($300,000.00) deposit to Seller. This is an absolute sale and the parties acknowledge that they will change their respective positions at the signing of this Agreement and each commit to the performance of acts required of them by the terms of this Agreement. The parties agree that it is not possible to quantify the losses which may accrue to the Seller should the Buyer refuse to perform this Agreement. Therefore, as liquidated damages and not as any penalty, the parties agree that under no conditions should Buyer be permitted to withdraw from this sale. Seller shall be entitled to receive the full amount of the earnest money deposit.

12. Operator of Properties. It is agreed that Town Oilfield Services, Inc., shall be engaged to operate the Leases after closing. Seller and Buyer shall mutually agree should Town Oilfield Services, Inc., not be willing to be the operator, to the naming of such other competent party to be the operator.

13. Seller Retention. Seller shall continue to operate and produce all the Leases during the period up to the date of closing. Seller shall retain all production from said efforts during such executory period and shall pay all expenses and liabilities to the date of closing. Seller intends to sell all production on or about the date of closing. All continuing services such as utilities, pumper fees and related expenses shall become on the date of closing buyer's liability.

14. Time is of the Essence. It is very important to the Seller that this sale is performed in a prudent and timely manner. Seller intends to have this sale closed in calendar year 2009 for tax purposes. Failure to timely comply with such schedule will result in loss of possible tax benefits which otherwise may have been available to Seller for a 2009 closing. The parties will mutually work toward such a schedule. All things which are to be required to be done by certain dates must be done otherwise, such failure shall be deemed a material default.

15. Possession at Closing. Possession of the Leases shall be on the date of closing although Buyer shall be permitted to come upon the Leases to make such inspections of the properties as they reasonably desire. Nothing should be removed from any of the Leases while making such inspections and respect must be paid to the landowner rights where the Leases are located.

16. Miscellaneous.

A. Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors, heirs, administrator, and assigns. Buyer shall not be allowed to assign this Agreement to a third party.

B. Amendments. This Agreement may be amended or modified only by a written instrument executed by the Seller and the Buyer.

C. Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of Kansas. The venue of any action shall be in Miami County, Kansas.

D. Merger of Prior Agreements. This Agreement, as may be amended, and the exhibits attached hereto constitute the entire Agreement between Buyer and Seller with respect to the purchase and sale of the Leases and supersede all prior Agreements and understandings between the parties hereto relating to the subject matter hereof.

E. Consent or Waiver. No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance of this Agreement shall be constructed as a consent or waiver to or of any subsequent breach or default in the performance by such other party of the same or any other obligations hereunder.

F. Counterparts. This Agreement may be executed in counterparts and all counterparts shall be considered part of one Agreement binding on all parties hereto.

G. Captions. Captions herein are for convenience of reference only and in no way define, limit, or expand the scope or intent of this Agreement.

H. Severability. In the event that one or more of the provisions hereof shall be held to be illegal, invalid, or unenforceable, such provisions shall be deemed severable and the remaining provisions hereof shall continue in full force and effect.

I. Arbitration. Any disputes, ambiguities, contestations, or enforcements arising out of, or, in relation to, this Sale and Purchase Agreement shall be resolved by binding arbitration upon the written request of any party to this Contract. In the case of arbitration the parties shall agree to a third party neutral arbitrator. The selected arbitrator must have considerable experience in the practice of oil and gas law and must be a Kansas Supreme Court Approved Mediator. Such arbitrations shall be conducted in accordance with the rules and procedures provided by the American Arbitration Association, and will be held in Miami County, Kansas. Except as otherwise provided in this contract, the parties shall each bear their own expenses in respect to the arbitration and shall divide the cost of the arbitration itself among the parties involved in the arbitration equally. If a party fails to advance the costs of the proceeding as required, such party shall be denied the right to participate in the arbitration. Any decision issued by the arbitrator in accordance with this paragraph shall be final and binding upon the parties and shall not be subject to appeal.

J. Joint Drafting. The parties shall be considered joint drafters of this Agreement so as not to construe this contract against one party as drafter more than the other.

In Witness Whereof the parties have entered into this Agreement as of the date opposite the signatures below to be effective on the date last signed.

Town Oil Company, Inc.

By: *Lester Town*
Lester Town

Lester Town
Lester Town, attorney in fact for
Town Oil Subsidiaries

Treaty Energy Corporation

By: *[signature]*